UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-14605

CUSIP NUMBER 375175106

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022

☐Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Giga-tronics Incorporated

Full Name of Registrant

7272 E. Indian School Rd., Suite 540

Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85251

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Giga-tronics Incorporated (the “Company”) is unable to file the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) in a timely manner without unreasonable effort or expense, as the Company is still compiling the necessary financial information to complete the filing. The Company expects to file the Form 10-K on or prior the fifteenth calendar day following the prescribed due date of the Annual Report, as required by Rule 12b-25 under the Securities Exchange Act of 1934.

Part IV - Other Information

1.
Name and telephone number of person to contact in regard to this notification

Michael D. Harris (561) 471-3507

(Name)	(Area Code)	(Telephone Number)
2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	X	No

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On September 8, 2022 (the “Closing Date”), the “Company acquired 100% of the capital stock of Gresham Worldwide, Inc. (“Gresham”) from BitNile Holdings, Inc., now known as Ault Alliance, Inc. (“Ault”) in exchange for 2,920,085 shares of the Company’s common stock and 514.8 shares of Series F Convertible Preferred Stock (the “Series F”) that are convertible into an aggregate of 3,960,043 shares of the Company’s common stock. The transaction resulted in a change of control of the Company. Assuming Ault were to convert all the Series F, the common stock issuable to Ault would be approximately 71.2% of outstanding shares The transaction described above is treated as reverse merger and the business of Gresham became the business of the Company.

As a result of this acquisition, Gresham was treated as the accounting acquirer and our historical financial statements contained in our Form 10-K for our prior fiscal year ended March 26, 2022 are no longer relevant. Due to the complexity of the reverse merger with Gresham, we have not completed our financial statements and thus are unable to provide a reasonable estimate of our results of operations for the year ended December 31, 2022. Accordingly, we cannot at this time estimate what significant changes will be reflected in our results of operations for the year ended December 31, 2022, compared to our results of operations for December 31, 2021. We expect to report a loss for 2022 that is substantially more than the loss Gresham reported for 2021, which Gresham financial statements were disclosed in the Proxy Statement filed August 2, 2022 and mailed to our shareholders.

Giga-tronics Incorporated

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2023	By:	/s/ Jonathan Read
Jonathan Read
	Title:	Chief Executive Officer